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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                 (Amendment No.              )*

                    GP STRATEGIES CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            36225V104
                         (CUSIP Number)

                         Eugene Fox, III
             c/o Cardinal Capital Management, L.L.C.
                        One Fawcett Place
                  Greenwich, Connecticut  06830
                         (203) 863-8982
          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                          May 15, 2001
     (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     88221T104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Cardinal Capital Management, L.L.C.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         420,800


8.  Shared Voting Power




9.  Sole Dispositive Power

         1,116,500


10. Shared Dispositive Power

         0




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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,116,500


12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*

         X

13. Percent of Class Represented by Amount in Row (11)

         9.2%


14. Type of Reporting Person*

         IA, OO

    *See instructions before filling out

































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Item 1.  SECURITY AND ISSUER

         The Reporting Person is making this Schedule 13D filing

in accordance with Rule 13d-1(e).  The Reporting Person

previously filed to report beneficial ownership of the issuer's securities on Schedule 13G in accordance with Rule 13d-1(b).

This statement relates to shares of common stock (the "Common

Stock") of GP Strategies Corporation ("GP").  GP's principal executive office is located at 9 West 57th Street, New York, New

York 10019.

Item 2.  IDENTITY AND BACKGROUND

    (a)  This statement is being filed by Cardinal Capital

Management, L.L.C., a Delaware limited liability company

("Cardinal").  The members of Cardinal are Amy Minella, Hannah

Strasser and Anne Yobage.  The business address of Ms. Minella,

Ms. Strasser, Ms. Yobage and Cardinal is One Fawcett Place,

Greenwich, Connecticut 06830.

    (b)  None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar

misdemeanors).

    (c)  None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations




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of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

    (d)  Each of the individuals referred to in paragraph (a)

above is a United States citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Cardinal may be deemed to

beneficially own 1,116,500 shares of GP's Common Stock.  The

Common Stock is held by private investment partnerships to which

Cardinal serves as general partner and various managed accounts

(together, the "Clients") to which Cardinal serves as investment manager.  The funds for the purchase of Common Stock held by the

Clients came from the Clients' respective funds.  Mr. Eugene Fox,

III and Mr. Robert Kirkpatrick, portfolio managers of Cardinal,

and Ms. Minella are also the beneficial owners of the Common

Stock held in their personal accounts or in the accounts of

family members as follows:  Ms. Minella, 13,000 shares; Mr. Fox,

200 shares; and Mr. Kirkpatrick, 6,000 shares.  The total cost for the Common Stock held by Cardinal and Ms. Minella, Mr. Fox and Mr. Kirkpatrick (the "Individual Investors") is $10,833,524.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.








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Item 4.  PURPOSE OF TRANSACTION

         The 1,135,700 shares of Common Stock were acquired for

investment purposes.  Cardinal may acquire additional shares of

Common Stock, dispose of all or some of those shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold those shares.

         Cardinal does not have any present plans or proposals

that relate to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D.  However, Cardinal reserves the right to discuss company business with management, make proposals to management and/or take other actions to influence the management of GP should it deem such actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Cardinal may be deemed to be the

beneficial owner of 1,116,500 shares of GP's Common Stock,

constituting 9.2% of the outstanding shares of GP's Common Stock based upon 12,198,209 shares outstanding as of March 31, 2001,

according to GP's most recent Form 10-Q.  Cardinal has the power to vote or direct the vote of 420,800 shares of GP Common Stock to which this filing relates.  Cardinal has the power to dispose of and direct the disposition of 1,116,500 shares to which this filing relates.  Pursuant to Rule 13d-4, Cardinal disclaims

beneficial ownership of the shares of GP Common Stock






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beneficially owned by each of Ms. Minella, Mr. Fox and

Mr. Kirkpatrick.

         In the aggregate, the Individual Investors are the

beneficial owners of 19,2000 shares of the Common Stock which represents less than 1% of the shares of GP outstanding (.0002%).

As of the date hereof, Ms. Minella is the beneficial owner of

13,000 shares of GP Common Stock, constituting less than 1% of the shares outstanding as of March 31, 2001.  Ms. Minella has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the 13,000 shares of GP Common Stock.

         As of the date hereof, Mr. Fox is the beneficial owner

of 200 shares of GP Common Stock, constituting less than 1% of the shares outstanding as of March 31, 2001.  Mr. Fox has the power to vote or direct the vote of, and to dispose of or direct the disposition of, 200 shares of GP Common Stock.

         As of the date hereof, Mr. Kirkpatrick is the beneficial

owner of 6,000 shares of GP Common Stock, constituting less than

1% of the shares outstanding as of March 31, 2001.  Mr.

Kirkpatrick has the power to vote or direct the vote of, and to dispose of or direct the disposition of, 6,000 shares of GP

Common Stock.

         The trading dates, number of shares purchased or sold

and price per share for all transactions in the Common Stock during the past 60 days by the persons listed in Item 1, Mr. Fox






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and Mr. Kirkpatrick are set forth on Schedule A, and were all effected in broker transactions.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Cardinal does not have any contract, arrangement,

understanding or relationship with any person with respect to the shares of GP Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

         Signature

         After reasonable inquiry and to the best of his

knowledge and belief, the undersigned certifies that the

information set forth in this statement is true, complete and correct.



May 18, 2001



                             Cardinal Capital Management, L.L.C.

                             /s/ Eugene Fox, III
                             -----------------------------------
                             Name:  Eugene Fox, III
                             Title:  Managing Director













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01269001.AK8



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                           SCHEDULE A

               CARDINAL CAPITAL MANAGEMENT, L.L.C.
                  TRANSACTIONS IN COMMON STOCK

  DATE OF                 NUMBER OF                   PRICE PER
TRANSACTION         SHARES PURCHASED/(SOLD)             SHARE

3/15/01                     7,500                       4.05
3/28/01                     3,000                       3.63
4/27/01                     3,000                       3.53
4/30/01                    22,800                       3.74
4/30/01                     6,600                       3.74
4/30/01                    10,600                       3.74







































01269001.AK8